FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Registration Number 1968/004880/06)
("Gold Fields " or "the Company")

JSE, NYSE, DIFX Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

CHANGES TO THE BOARD OF DIRECTORS

New Appointment

In terms of Section 3.59 (a) of the Listings Requirements of the JSE Limited ("JSE"), the Board is pleased to announce the appointment of Mr Richard (Rick) Peter Menell, as an Independent Non-Executive Director of Gold Fields, with effect from Wednesday, 8 October 2008.

Rick is a Non-executive Director of African Rainbow Minerals Limited, and a director on various other companies. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc and Executive Chairman of Anglovaal Mining Limited and Avgold Limited. He holds a B.A. (Hons) and M.A. (Natural Sciences, Geology) from Trinity College, Cambridge, UK and a M.Sc. (Mineral Exploration and Management) from Stanford University, California, USA.

The Board welcomes Rick to the Gold Fields Group and looks forward to his valuable contribution.

Change in Resignation Date

Further to the Media Release on 30 July 2008, and in compliance with Section 3.61 of the Listings Requirements of the JSE, Mr Terence Goodlace will be resigning as Chief Operating Officer and an Executive Director of the Company, with effect from Wednesday, 15 October 2008.

9 October 2008
Sponsor
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 14 October 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs